SUBSCRIPTION AGREEMENT
FOR
25 BOUGH STREET INC.
NON-VOTING PREFERRED STOCK

This Subscription Agreement (this "**Agreement**") is made and entered into as of [EFFECTIVE DATE] (the "**Effective Date**") by and between 25 Bough Street Inc., a Delaware public benefit corporation (the "**Company**"), and the undersigned investor ("**Investor**").

WHEREAS, the Company is offering Preferred Stock to investors through the Wefunder crowdfunding platform (the "**Platform**") pursuant to an offering (The "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder.

WHEREAS, Investor desires to purchase Preferred Stock of the Company pursuant to the Offering.

NOW, THEREFORE, the parties agree as follows:

1. Subscription. Investor hereby subscribes for and agrees to purchase [SHARES] shares of Preferred Stock of the Company (the "**Shares**"), at a purchase price of $0.55 per share, in consideration for $[AMOUNT], subject to the terms and conditions set forth in this Agreement and on the Platform, including in the Company's Certificate of Incorporation, as amended. A true and complete copy of the Company's Certificate of Incorporation and all amendments thereto has been included in the appendices to the Company's Form C, which is available on the Platform.

2. The Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares than Investor subscribes to purchase or may choose not to sell shares to Investor. If the Company accepts Investor's subscription, in whole or in part, except as otherwise set forth on the Platform, this Agreement will constitute an irrevocable commitment by Investor to purchase the Shares, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to Investor as follows:

    a. **Organization.** The Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization.

    b. **Authority; Binding Agreement.** All action on the part of the Company and its officers necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, has been taken. This Agreement, when executed and delivered by the Company, shall comprise valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

c. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the offer, sale, issuance, or valid execution of this Agreement, or the consummation of any other transaction contemplated hereby, has been obtained, except for notices or other filings, if any, required or permitted to be filed after the date of this Agreement with certain state and federal securities regulatory bodies, which notices or other filings will be filed on a timely basis.

4. <u>Representations, Warranties, and Covenants of Investor</u>. Investor represents and warrants to, and covenants with, the Company that:

a. **The Company May Rely on These Representations.** Investor understands that the Company's offer and sale of the Shares has not been registered under the Securities Act because the Company believes, relying in part on Investor's representations in this Agreement, that an exemption from such registration requirement is available for such sale. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement being true and correct.

b. **Investment Limitation.** Including the amount set forth in Section 1 hereof, in the past 12-month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

c. **No Resale Without Registration or Exemption.** Investor has been advised that the Shares have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Investor understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Shares for an indefinite period of time. Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

d. **Investor Can Protect Its Interests.** Investor can properly evaluate the merits and risks of an investment in the Shares and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom Investor has consulted, or Investor's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons. Investor acknowledges that Investor has received all the information from the Company that Investor considers necessary or appropriate for deciding whether to purchase the Shares. Investor represents that Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and to obtain any additional information necessary to verify the accuracy of the information the Company has provided.

e. **Investor Recognizes Its Economic Risk.** Investor understands that the purchase of the Shares involves a high degree of risk, and that the Company's future prospects are uncertain. Investor understands the risks involved in an investment in the Shares, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Shares. Investor acknowledges that any projections, forecasts or estimates as may have been provided to Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through an investment in the Shares. Investor understands that any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management.

f. **Investor Has Reviewed All Information.** Investor has fully reviewed the Company's information on the Platform and in the Company's Form C (including appendices) as most recently amended (if amended), concerning the Company and purchase and sale of the Shares. Investor agrees to any and all requirements, restrictions, limitations, or other terms described on the Platform and in the Company's Form C as most recently amended (if amended). With respect to information provided by the Company, Investor has relied solely on the information the Company has provided in the Form C and on the Platform to make Investor's decision to purchase the Shares.

g. **No Investment Advice.** Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Platform or any of their respective affiliates, shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Shares. Investor acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining Investor's authority or suitability to invest in the Shares.

h. **Limitation on Investor's Cancellation of Investment.** Investor understands that Investor may not revoke Investor's subscription for the shares within 48 hours before the close of the Offering.

i. **Investor Advised to Seek Representation.** Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of the Shares constitutes legal, tax, or investment advice. The Company has advised Investor to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Shares.

j. **Complete Information.** All information provided by Investor to the Company and on the Platform in connection with the purchase of the Shares is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Investor will immediately provide the Company with such information. Investor is not subject to backup withholding by the Internal Revenue Service (unless Investor provides written notice to the Company that Investor is subject to backup withholding).

k. **Authority; Binding Agreement.** Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against Investor in accordance with its terms, except as enforceability may be limited by applicable law.

l. **Indemnification.** Investor agrees to indemnify and hold harmless the Company and its agents, officers, and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by the Investor.

5. General Provisions.

a. **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:

25 Bough Street Inc.
25 Bough Street
Providence, RI 02909

If to Investor: address provided by Wefunder.

b. **Modification.** This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c. **Assignment and Transfer.** This Agreement is not transferable or assignable without prior written agreement of both parties.

d. **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

e. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

f. **Electronic Signatures.** Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

g. **Severability.** If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

h. **Tax Withholding.** Investor hereby authorizes the Company to make any withholding required by law. Investor agrees to provide to the Company a Form W-9 or comparable form.

i. **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Investor" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

j. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

k. **Titles and Subtitles.** The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

l. **Entire Agreement.** This Agreement, along with agreements completed on the Platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Shares by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

25 Bough Street Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):　　　　**SUBSCRIBER:**

By: _____

Investor Signature

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[　] Accredited

[X] Not Accredited